Exhibit 99.2a

Exhibit I

Management's Assertion Concerning Compliance

with USAP Minimum Servicing Standards

March 8, 2004

As of and for the year ended December 31, 2003, Bank of America N.A. Capital Markets Servicing Groups (CMSG) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP), except for minimum servicing standards V.4 and VI.1, which are not applicable to such servicing.

As of and for this same period, Bank of America N.A. had in effect a fidelity bond and errors and omissions policy in the amounts of $340,000,000 and $270,000,000, respectively.

Anita N. Roglich

Anita N. Roglich

Senior Vice President

Norma Catone

Norma Catone

Vice President